MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months and six months ended December 31, 2009

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read in conjunction with the accompanying unaudited consolidated interim financial statements for the three months and six months ended December 31, 2009 and condensed notes thereto. This MD&A should also be read in conjunction with the MD&A and audited consolidated financial statements for the years ended June 30, 2009, 2008 and 2007, as well as the notes thereto.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada (Canadian GAAP). These accounting principles differ in certain respects from United States GAAP. The differences, as they affect our consolidated financial statements, are set out in Note 16 to the audited consolidated financial statements for the fiscal year ended June 30, 2009 and Note 11 to the unaudited consolidated financial statements for the three and six months ended December 31, 2009. All amounts presented are in Canadian dollars unless otherwise stated. In this report, “the Company”, “YM”, “we”, “us”, and “our” refer to YM BioSciences Inc. and its consolidated subsidiaries. This document is current in all material respects as of February 8, 2010.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates by reference forward-looking statements. All statements, other than statements of historical fact included or incorporated by reference and that address activities, events or developments that we expect or anticipate may or will occur in the future, are forward-looking statements. While any forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results may vary, sometimes materially, from any estimates, predictions, projections, assumptions or other suggestions of future performance herein. Undue reliance should not be placed on these forward-looking statements which are based upon our assumptions and are subject to known and unknown risks and uncertainties and other factors, including those discussed under "Risk and Uncertainties" in this MD&A, some of which are beyond our control, which may cause actual results, levels of activity and achievements, to differ materially from those estimated or projected and expressed in or implied by such statements. We undertake no obligation to update publicly or revise any forward-looking statements contained herein, and such statements are expressly qualified by this cautionary statement. See "Risk and Uncertainties".

OVERVIEW OF BUSINESS

YM BioSciences Inc. (the “Company”) is engaged in the acquisition or in-licensing and subsequent clinical development toward commercialization of drug products and technologies from basic research of others. The Company evaluates drug projects, technologies, and products and the prospective markets for them and acquires products or obtains, as appropriate, a license for their further development and marketing.

The Company expends money on the evaluation, acquisition, in-licensing and further development of certain drug products and on providing out-licensing, marketing, clinical development and regulatory affairs skills, intellectual property management and funding to facilitate the introduction of the licensed products into the principal pharmaceutical markets. This involves taking the products researched and initially developed by others through the clinical and regulatory processes in Canada and elsewhere in order to achieve regulatory approval for their sale in the markets to which the Company has rights.

The Company will incur expenditures, either directly or pursuant to agreements with certain licensees or partners, which will include: costs associated with the conduct of clinical trials; the collection and collation of data; the organizing of data and market information for each product; the development and production of non-confidential and confidential dossiers on each licensed product and the marketing of the information contained in the dossiers to prospective commercialization partners. The Company plans to generate its revenues from out-licensing the products being developed or from the direct commercialization of the products.

The Company does not have its own manufacturing facilities but it may participate in ownership of manufacturing facilities and the marketing of the products if appropriate opportunities are available.

SELECTED QUARTERLY FINANCIAL INFORMATION

	Three months ended December 31,			Six months ended December 31,
	2009	2008	Change	2009	2008	Change

Out-licensing revenue	697,583	1,832,224	(1,134,641)	1,425,121	3,047,169	(1,622,048)
Interest income	13,174	365,067	(351,893)	32,293	807,688	(775,395)

Expenses:
Licensing and product development	2,372,946	4,421,428	(2,048,482)	4,808,994	8,266,612	(3,457,618)
General and administrative	1,699,330	1,193,209	506,121	3,483,762	2,340,587	1,143,175

Loss for the period	(3,375,537)	(3,174,385)	(201,152)	(6,878,325)	(6,330,597)	(547,728)
Deficit, beginning of period,	(149,754,739)	(136,338,697)	(13,416,042)	(146,251,951)	(133,182,485)	(13,069,466)
Deficit, end of period	(153,130,276)	(139,513,082)	(13,617,194)	(153,130,276)	(139,513,082)	(13,617,194)

Basic and diluted loss per common share	(0.06)	(0.06)	0.00	(0.12)	(0.11)	(0.01)

Total Assets	39,041,215	54,853,553	(15,812,338)	39, 041,215	54,853,553	(15,812,338)

RESULTS OF OPERATIONS

Three months and six months ended December 31, 2009 compared to three months and six months ended December 31, 2008

Out-licensing Revenue
Out-licensing revenue decreased by $1.135 million for the three months ended December 31, 2009 compared to the three months ended December 31, 2008 and decreased by $1.622 million for the six months ended December 31, 2009 compared to the six months ended December 31, 2008. The decrease in both 2009 periods was due mainly to the extension of the recognition periods for the initial payments for the Daiichi Pharmaceutical Co., Ltd. (“Daiichi”) and Kuhnil Pharmaceuticals Co., Ltd. (“Kuhnil”) contracts by 12 months effective January 1, 2009 and no revenue in 2009 from the Innogene Kalbiotech Private Limited (“IGK”) contract which was fully recognized at December 2008.

Interest Income
Interest income has decreased by $352 thousand and $775 thousand, respectively, in the three months and six months ended December 31, 2009 compared to the same periods ended December 31, 2008. Interest income has decreased significantly due mainly to the sharp decline in market interest rates.

Licensing and Product Development Expenses
Licensing and product development expenses for the three months ended December 31, 2009 decreased by $2.048 million to $2.373 million, and for the six months ended December 31, 2009, decreased by $3.458 million to $4.809 million compared to the same periods last year. In addition to the changes described below, core expenses for licensing and product development decreased by $195 thousand and by $1.046 million for the three and six months ended December 31, 2009, respectively. This was due mainly to decreases in salaries, travel and office expenses as a result of a reduction of staff in the U.S office.

Nimotuzumab
Costs associated with development activities for nimotuzumab decreased by $1.032 million to $1.204 million and by $1.230 million to $2.039 million for the three and six months ended December 31, 2009, respectively, compared to the same periods in the prior year. The 2009 costs were due mainly to the two new clinical trials for non-small cell lung cancer patients ineligible for radical chemotherapy (NSCLC) and brain metastases from non-small cell lung cancer, as well as the ongoing glioma trial. The 2008 costs were primarily related to the completion of the monkey toxicity study, the Phase II clinical trial in colorectal cancer, and the Phase II clinical trial in diffuse intrinsic pontine glioma (DIPG).

AeroLEF
Costs associated with development activities for AeroLEF™ decreased by $697 thousand and by $782 thousand for the three and six months ended December 31, 2009, respectively, compared the same periods in the prior year. Costs in 2009 were due mainly to out-licensing initiatives, analytical development, stability studies and IP management. The 2008 costs were primarily related to the creation of a product development plan, regulatory, and preparation for a phase III clinical trial.

Tesmilifene
The company has ceased development spending for tesmilifene. Current year costs for the three month and six months periods ended December 31, 2009 were $11 thousand and $19 thousand, respectively, compared to $135 thousand and $419 thousand for the respective comparative periods which included expenses related to the completion of the TAX PK study and data monitoring.

General and Administrative Expenses
General and administrative expenses increased by $506 thousand to $1.699 million for the three months ended December 31, 2009 and increased by $1.143 million to $3.484 million for the six months ended December 31, 2009, compared to the same periods in the prior year. The increase for the six months ended December 31, 2009 over the comparative period was due mainly to higher stock-based compensation expense (2010-$514,690; 2009-$379,556), and an increase in business development costs related to potential new product acquisitions. The increase for the three months ended December 31, 2009, was primarily due to increased legal and consulting fees relating to the Cytopia Limited acquisition.

SUMMARY OF QUARTERLY RESULTS

	Out-Licensing Revenue	Net Loss	Basic and diluted loss per common Share
December 31, 2009	$697,583	$(3,375,537)	$(0.06)
September 30, 2009	$727,538	$(3,502,788)	$(0.06)
June 30, 2009	$719,984	$(3,264,030)	$(0.06)
March 31, 2009	$776,127	$(3,474,839)	$(0.06)
December 31, 2008	$1,832,224	$(3,174,385)	$(0.06)
September 30, 2008	$1,214,945	$(3,156,212)	$(0.06)
June 30, 2008	$1,420,484	$(2,962,900)	$(0.05)
March 31, 2008	$1,155,835	$(3,818,647)	$(0.07)

In general, out-licensing revenue remained steady over the first three quarters ending September 30, 2008, but changed in the last five quarters. Out-licensing revenue results primarily from recognition, over time, of non-refundable up-front payments from out-licensing agreements plus milestone payments. Revenue decreased in the most recent four quarters because the revenue received for one contract was fully recognized in the quarter ended December 31, 2008 and because the recognition period for the initial payment for the license to Daiichi Sankyo was extended by 12 months effective January 1, 2009, reducing the amount recognized in the quarters following. In the quarter ended December 31, 2008 a one-time milestone payment of US$500,000, was received and fully recognized in revenue. The Company’s policy is to recognize non-refundable up-front payments from out-licensing agreements over the estimated period of collaboration until the milestone associated with commercial approval of the first indication in the licensee’s territory has been satisfied and the relevant payment received. There have been no new out-licensing agreements signed since fiscal 2007. The Company also received royalty revenue based on a limited sales program in Europe, which began in the fourth quarter of fiscal 2008.

It is inherent in the development of drug products that planned expenditures vary depending on results achieved. Our current plan includes continuing expenditures for nimotuzumab with our two new clinical trials in brain metastases and palliative non-small cell lung cancer.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed the evaluation, licensing, acquisition and further development of its products principally through equity issuances. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to out-license its products or to access the capital markets, both of which will depend substantially on results of product development programs. In prior years, the Company was considered a development stage Company.

The Company’s cash requirements will be affected by the extent of its clinical trials, the results of its regulatory submissions, the achievement of commercialization agreements, the costs associated with obtaining and protecting the patents for products in development, and its general operating expenses.

The consolidated financial statements have been prepared on a going-concern basis which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize on its assets and discharge its liabilities in the normal course of operations. The Company’s ability to continue as a going concern has always been dependent on obtaining capital and, ultimately, the achievement of profitable operations. There can be no assurance that the Company will be successful in increasing revenue or raising additional capital to generate sufficient cash to continue as a going concern. The consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities and revenue and expenses and the balance sheet classifications used if the Company were unable to continue operations in accordance with this assumption.

As at December 31, 2009 the Company had cash and short-term deposits totalling $35.902 million and accounts payables and accrued liabilities totalling $1.468 million compared to $42.051 million and $918 thousand respectively, at June 30, 2009. The Company’s short-term deposits are bankers’ acceptances issued by Canadian Schedule A banks, maturing in less than one year. These financial instruments have been classified as held-for-trading and all gains and losses are included in loss for the period in which they arise.

Management believes that the cash and short-term deposits at December 31, 2009 are sufficient to support the Company’s activities beyond the next twelve months.

COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company fully consolidates a joint venture (CIMYM BioSciences Inc.) in which it is considered the principal beneficiary; and as such, the Company has recognized 100% of the cost of operations and cash flows of this entity.

In addition, the Company is party to certain licensing agreements that require the Company to pay a proportion of any fees that the Company may receive from sublicensees in the future. As of December 31, 2009 no amounts were owing and the amount of future fees thereon, if any, is not determinable.

In November 2007, the Company entered into a contract for services of a clinical research organization (“CRO”), relating to a pediatric pontine glioma clinical trial for nimotuzumab in the U.S. at a cost of approximately $1.417 million (U.S. $1.348 million) of which approximately $1.210 million has been paid as at December 31, 2009 and the remaining $207 thousand has not yet been incurred. The Company may cancel the contract with 30 days’ notice and is obligated for services rendered by the CRO through to the effective date of termination and for any closeout services furnished by the CRO after the termination of the agreement.

In February 2009, the Company entered into two contracts for CRO services relating to clinical trials for nimotuzumab. The first pertains to a randomized, Phase II, double-blind trial in metastases to the brain from NSCLC at a cost of $1.161 million, of which approximately $555 thousand has been incurred as at December 31, 2009 and the remaining $606 thousand is yet to be incurred. The second contract pertains to a randomized, Phase II, double-blind trial in NSCLC patients ineligible for radical chemotherapy and costs approximately $1.500 million, of which approximately $772 thousand has been incurred as at December 31, 2009 and the remaining $728 thousand is yet to be incurred. The Company may cancel either contract with a 30-day notice and is obligated for services rendered by the CRO through the effective date of termination and for any close-out services furnished by the CRO after the termination of the agreement.

In addition to these contracts, the Company has entered into numerous additional contracts for pre-clinical and other studies, none of which individually exceed $1 million, totaling approximately $4.898 million of which $2.299 million has been incurred as at December 31, 2009 and the remaining $2.599 million has not yet been incurred. Any early termination penalties cannot exceed the amount of the contract commitment.

The Company plans to expend funds to continue the development of nimotuzumab. There are also ongoing activities directed at out-licensing commercial rights for nimotuzumab and AeroLEF as well as in evaluating new products to in-license. Additional funds will be required for the costs related to the acquisition of Cytopia Limited, concluded on January 28, 2010, and to fund the development of its products.

TREND INFORMATION

Historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures, and therefore liquidity and capital resources, vary substantially from period to period depending on the pre-clinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

Other than as discussed above, the Company is not aware of any material trends related to the Company’s business of product development, patents and licensing.

RISKS AND UNCERTAINTIES

Prospective investors should give careful consideration to the risk factors contained under “Risk Factors” in the Form 20-F filed as the Annual Information Form dated September 24, 2009 in respect of the fiscal year ended June 30, 2009. These risk factors include: (i) the Company dealing with drugs that are in the early stages of development; (ii) the Company’s lack of revenue and history of losses; (iii) risks of pre-clinical and clinical testing; (iv) the inability of the Company to obtain, protect and use patents and other proprietary rights; (v) the Company’s dependence on collaborative partners; (vi) the uncertain ability of the Company to keep abreast of rapid technological change; (vii) the inability of the Company to succeed against competition; (viii) the Company’s lack of manufacturing experience; (ix) the Company’s reliance on key personnel; (x) product liability and the Company’s ability to maintain insurance; (xi) the Company’s possible inability to maintain licenses; (xii) the Company’s reliance on licensors; (xiii) governmental regulation including risks associated with obtaining regulatory approval for drug products; (xiv) risks associated with doing business in certain countries; (xv) the need for future capital and the uncertainty of additional funding; (xvi) risks associated with the uncertainty of capital markets and volatility of the share price; and (xvii) international taxation.

OUTLOOK

The business of YM is the identification, licensing, acquisition, and further development of products it believes to have the prospect for utility in human health. The Company is continually evaluating the economic and prospective viability of its various products. YM’s majority-owned joint venture, CIMYM BioSciences Inc., is the licensee for nimotuzumab for Western and Eastern Europe, North America, and Japan as well as Australia, New Zealand, Israel and certain Asian and African countries. YM owns AeroLEF®, its other principal product in development, outright.

FDA clearance for YM’s randomized, Phase II, double-blind trials in metastases to the brain from non-small cell lung cancer (NSCLC) and in NSCLC patients ineligible for curative treatment who are being treated palliatively was received in January 2010 for the trials that had previously been initiated in Canada; recruitment commenced in March 2009 in palliative NSCLC and in September 2009 for the brain metastases trial. A Phase II, second-line, single-arm trial in children with progressive diffuse intrinsic pontine glioma (DIPG) is ongoing at multiple sites in the US, Canada, and Israel.

Daiichi Sankyo Co., Ltd., CIMYM’s licensee for nimotuzumab in Japan, initiated a randomized trial with nimotuzumab in gastric cancer which it reports completed recruitment in calendar 2009, and also launched a Phase II trial in first-line NSCLC for which completion of recruitment is reportedly expected in the first half of 2010. Data on both trials is expected during 2010.

Oncoscience AG (OSAG), CIMYM’s licensee for Europe, reported acceptance of its submission of a Pediatric Investigative Program (PIP) by the Pediatric Committee (PDCO) of the EMEA on December 23, 2009. This follows the completion of recruitment in a single-arm, Phase III trial of nimotuzumab as first-line therapy in combination with radiotherapy for DIPG in August 2007. The preliminary data from this trial was released at ASCO in 2008 and was expanded on at the annual international pediatric oncology forum, SIOP, held in São Paulo, Brazil in October 2009. If the PIP is approved by the PDCO it would support a submission for marketing authorization. OSAG reports that it has completed recruitment in a Phase III trial in adult glioma patients and continues to recruit a Phase IIb/III trial in pancreatic cancer patients. Data from the adult glioma trial are expected in 2010.

Innogene Kalbiotech PTE Ltd. (IGK), a CIMYM licensee, has reported marketing approval in the Philippines and Indonesia. In January 2009, the National Cancer Centre of Singapore (NCCS) announced that it was launching a worldwide Phase III, 710-patient trial of nimotuzumab in the post-operative or adjuvant setting in head and neck cancer in cooperation with IGK. This trial is in addition to the on-going NCCS Phase II trial in locally advanced head and neck cancer and the initiation of a Phase II trial in cervical cancer being conducted by IGK.

Nimotuzumab is reportedly, at December 31, 2009, being tested in 34 clinical trials worldwide having completed 25 trials to date for a total of 59. Eleven of these ongoing trials are Phase II and Phase IIIs being conducted by YM and our licensees.

In August 2009, YM received a license from the US Department of the Treasury’s Office of Foreign Assets Control (OFAC) to further develop its lead product, nimotuzumab, for patients in the United States. YM subsequently submitted two protocols to the FDA to include US citizens in the YM-led randomized, double-blind Phase II trial of nimotuzumab in NSCLC patients ineligible for radical chemotherapy and the parallel, YM-led, Phase II trial in patients with brain metastases from NSCLC both of which were cleared to initiate in January 2010. Development plans may also include extending other trials being conducted worldwide into the US, such as the multinational 710-patient Phase III trial of nimotuzumab in the post-operative or adjuvant setting in head and neck cancer.

YM has also applied to OFAC for a license to permit activities related to partnering, licensing or otherwise commercializing nimotuzumab in order to more rapidly advance its pivotal stage development. Licenses containing permission for commercial activity have been previously granted by OFAC to two companies seeking to commercialize Cuban-origin therapeutics in the US although only YM proceeded into the clinic subsequent to issuance of an OFAC license.

For Fiscal 2010, YM BioSciences anticipates an extensive roll-out of important data concerning nimotuzumab’s clinical utility from completed trials and continued differentiation from the other marketed drugs in its class. These data are expected to lead to broad recognition and acceptance of the efficacy and safety of nimotuzumab.

A presentation of 48-month survival data for patients treated for locally advanced head and neck cancer in a Phase IIb trial known as “BEST” was made at the ASTRO Annual Meeting in Chicago on November 2, 2009. Survival of patients treated with chemo-radiation and nimotuzumab was 48 months compared to 31 months with chemo-radiation alone demonstrating that nimotuzumab is both active and effective in a randomized trial. Nimotuzumab also produced a survival advantage when added to radiation over radiation alone.

Anticipated clinical data for nimotuzumab include:
•	Nimotuzumab Phase II (Japan) gastric cancer data in 2010
•	Nimotuzumab European Phase III adult glioma data in 2010
•	Nimotuzumab North American Phase II pediatric glioma data in 2010
•	Nimotuzumab Phase II (Japan) first-line non-small cell lung cancer date in 2010
•	Esophageal Phase II data (Brazil) in 2010

Data from the JAK 1/2 targeting molecule, CYT387, and the IV and orally-available vascular disrupting agent, CYT997, also in clinical trials, are expected during 2010.

After consulting with regulatory bodies in Europe and Canada, YM continues discussing the readiness of AeroLEF for late-stage trials to identify its best options for aggressive development and partnering of this unique approach to the use of opioids. Further development of this product will depend upon partnering or cost-sharing for its pivotal clinical trials.

While expenditures will increase with additional clinical activity we believe YM has the resources to permit the completion of the program designed to support marketing authorization for nimotuzumab, for the continued development of CYT387 and CYT997 as well as AeroLEF.

SUBSEQUENT EVENT

On January 29, 2010 the Company acquired Cytopia Limited (Cytopia) a clinical-stage, cancer drug development company based in Melbourne, Australia. The acquisition added two additional drugs to the Company’s portfolio. Cytopia's lead products are CYT997, a novel vascular disrupting agent currently in Phase II trials, and CYT387, a novel JAK1/2 inhibitor that has commenced a Phase I trial in myeloproliferative disorders at the Mayo Clinic. YM plans to continue these development programs.

This transaction was conducted by a Scheme of Arrangement whereby YM acquired all of the issued shares and options in Cytopia. The exchange ratio for Cytopia common shares was determined in accordance with the terms of the Arrangement based on volume weighted average share prices as follows:

•
Cytopia shareholders received 0.0852 YM common shares for each Cytopia common share held at the record date, as the 20-day volume weighted average price of YM common shares traded on the Toronto Stock Exchange and the New York Stock Exchange/Amex, ending on the day prior to the effective date of $1.6178 was in the range of $1.2905 to $2.3966. This resulted in the issuance of a total of 7,215,053 YM common shares, based on the number of Cytopia common shares outstanding at the date of the Agreement.

•	The holders of Cytopia partly paid shares received 61,635 YM common shares and 138,442 YM stock options as consideration for the exchange of their partly paid shares.

•	Cytopia optionholders received 225,950 YM stock options in consideration for the cancellation of their Cytopia options.

The purchase price (value of YM common shares issued plus the fair value of stock options issued in exchange for the partly paid shares) for Cytopia was estimated to be $12.6 million. The value of the YM common shares issued was determined using the closing price of YM common shares on the Toronto Stock Exchange on the acquisition date of January 29, 2010 of $1.72. The value of the stock options issued to holders of Cytopia partly paid shares was determined using the Black-Scholes option pricing model with the following assumptions: share price of $1.72; exercise prices of $3.00 to $15.00; risk-free interest rate of 3.28%; volatility factor of 83.6%; and estimated life prior to exercise of options of 7 years. The value of the stock options issued to Cytopia option holders was determined using the Black-Scholes option pricing model with the following assumptions: share price of $1.72; exercise prices of $3.71 to $15.27; risk-free interest rate of 1.41%; volatility factor of 99.6-117.5%; and estimated life prior to exercise of options of 1 to 30 months. YM expects to incur acquisition costs of approximately $1.000 million. The transaction is a business combination and YM will apply the acquisition method of accounting for the transaction.

The purchase price allocation to the acquired assets and liabilities has not been determined at this time, due to the recent closing of this transaction. The Company expects that a majority of the purchase price will be assigned to the two clinical compounds acquired, in the form of acquired research and development.

At the completion of the transaction, the former shareholders of YM will control approximately 88.5% of the combined consolidated entity and the existing Cytopia shareholders will represent approximately 11.5% of non-diluted interest in the combined company. Post-closing, there were 65,604,476 YM common shares outstanding, with a market capitalization of $112.8 million.

The results of operations of Cytopia, will be included in the consolidated financial statements of the Company from the date of acquisition, January 29, 2010.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to the Consolidated Annual Financial Statements. Significant estimates affect: revenue recognition; intangible assets; research and development costs; the consolidation of variable interest entities; stock-based compensation; and the income tax valuation allowance.

Revenue recognition
Revenue from licensing agreements is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the amount is determinable and collectability is reasonably assured. Contingent revenue attributable to the achievement of milestones is recognized only on the achievement of the milestone. Non-refundable up-front fees for access to the Company’s proprietary technology are deferred and recognized on a systematic basis over the estimated remaining period of collaboration required until the milestone associated with commercial approval of the first indication in the licensee’s territory has been satisfied and the relevant payment received. Currently we have license agreements that specify that certain royalties are earned by the Company on sales of licensed products in the licensed territories. Licensees report sales and royalty information in the 90 days after the end of the quarter in which the activity takes place and typically do not provide us with forward estimates or current-quarter information. Because we are not able to reasonably estimate the amount of royalties earned during the period in which these licensees actually ship products, we do not recognize royalty revenue until the royalties are reported to us and the collection of these royalties is reasonably assured.

Intangible assets
The Company’s identifiable intangible assets consist of patents and in-process research and development technologies acquired on the acquisition of DELEX in May 2005. The intangible assets are amortized on a straight-line basis over the estimated time to market of seven years for technologies acquired. The estimated useful lives of the intangible assets are considered each reporting period and the carrying value is reviewed on the occurrence of a triggering event, to determine if there has been impairment in their value.

Research and development costs
The Company does not engage in basic scientific research but does incur significant product development costs. Only development costs that meet strict criteria related to technical, marketing and financial feasibility would be capitalized under Canadian GAAP. To date, no costs have met such criteria and, accordingly, all development costs have been expensed when incurred.

Variable interest entity
The Company has a majority interest in a joint venture that is funded entirely by the Company. This joint venture is classified as a variable interest entity since the Company maintains a controlling financial interest. The Company has recorded 100% of the results of operations and cash flows of this entity since its inception.

Stock-based compensation
The Company expenses all stock-based payments using the fair value method and uses the Black-Scholes Option Pricing Model in estimating the fair value. Under the fair value method and the option pricing model used to determine fair value, estimates are made as to the volatility of the Company’s shares, the expected life of the options and expected forfeitures.

Income tax valuation allowance
The Company and its joint venture have a net tax benefit resulting from non-capital losses carried forward, pools of scientific research and experimental development expenditures, investment tax credits, and withholding taxes paid. In view of the history of net losses incurred, management is of the opinion that it is not more likely than not that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these future tax assets. Accordingly, no future tax assets are recorded on the balance sheet.

ACCOUNTING POLICIES

The following new accounting pronouncements were adopted July 1, 2009:

Goodwill and Intangible assets
In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section established standards for the recognition, measurement and disclosure of goodwill and intangible assets and was effective for annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008, specifically July 1, 2009 for the Company. There was no impact of this section on the consolidated financial statements.

Business combinations, consolidated financial statements and non-controlling interests
In January 2009, the CICA issued Section 1582 Business Combinations, to replace Section 1581 Business Combinations, which aligns this section with International Financial Reporting Standard IFRS 3, "Business Combinations"; Section 1602 Non-controlling Interests which is equivalent to the corresponding provisions of International Financial Reporting Standard 27, “Consolidated and Separate Financial Statements”; and Section 1601 Consolidated Financial Statements which together with Section 1602 establishes standards for the preparation of consolidated financial statements, replacing Section 1600, Consolidated Financial Statements. These sections are effective for fiscal years beginning on or after January 1, 2011, however, earlier adoption is permitted if all sections are adopted together. As a result of the acquisition of Cytopia Limited and given current differences among Canadian GAAP, IFRS and US GAAP, the company has elected to early adopt these sections effective July 1, 2009. One of the impacts of adopting Section 1582 is that acquisition costs for business combinations are expensed in the statement of operations rather than capitalized as a part of the net assets of the acquired company. For the three and six months ended December 31, 2009, acquisition costs included in general and administrative expenses were $430 thousand and $622 thousand, respectively. Under the former Section 1581, these costs at December 31, 2009 would be capitalized as an asset on the balance sheet. Section 1582 also requires supplemental pro forma disclosures of consolidated operating results of the company and the acquired entity.

The following new accounting pronouncements have been issued and are not yet effective:

Financial Instruments
In September 2009, the CICA issued amendments to Handbook Section 3862, Financial Instruments – Disclosures, enhancing disclosure requirements about liquidity risk and fair value measurements of financial instruments, effective for fiscal years ending after September 30, 2009. The Company is currently assessing the impact of this section on its consolidated financial statements.

International financial reporting standards
The Accounting Standards Board of Canada has announced that public companies in Canada are required to adopt IFRS for fiscal years beginning on or after January 1, 2011. The Company is required to prepare its first financial statements that are compliant with IFRS for the interim period ending September 30, 2011. The Company’s plan will consider the impact that IFRS has on its accounting policies and implementation decisions, financial statement presentation and disclosure options available on initial changeover to IFRS, information technology and data systems, and internal control over financial reporting. As a consequence of the requirements of the scheme booklet filed with the Australian Securities and Investments Commission in December 2009 pertaining to the acquisition of Cytopia, the Company accelerated the first phase of its IFRS plan and completed an initial assessment of the differences between IFRS and Canadian GAAP. The Company identified a significant difference in the accounting for stock-based compensation expenses. YM is continuing the process of assessing the differences between its current accounting policies and IFRS, has commenced the process of detailed review, documentation and selection of accounting policy choices, and is evaluating the effect the adoption of the standards will have on its consolidated financial statements.

Financial Instruments
In August 2009, the CICA issued amendments to Handbook Section 3855, Financial Instruments – Recognition and Measurement. The amendments change the categories into which a debt instrument is required or permitted to be classified and changes the impairment models for held-to-maturity and available-for-sale financial assets. These changes will be effective April 1, 2010. The Company is currently assessing the impact of the amendments on its consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer and the Chief Financial Officer, after evaluating the effectiveness of the Company’s "disclosure controls and procedures" (as defined in National Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) as of December 31, 2009 (the "Evaluation Date") have concluded that as of the Evaluation Date, our disclosure controls were effective to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those rules, and that material information relating to our Company and any consolidated subsidiaries is made known to management, including the chief executive officer and chief financial officer, particularly during the period when our periodic reports are being prepared to allow timely decisions regarding required disclosure.

In connection with the evaluation referred to in the foregoing paragraph, we have identified no change in our disclosure controls and procedures that occurred during the quarter ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, our disclosure controls over financial reporting.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management assessed the design and effectiveness of internal controls over financial reporting as at June 30, 2009, and based on that assessment determined that internal controls over financial reporting were designed and operating effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. No changes were made to the design of the Company’s internal controls over financial reporting during the quarter ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, the design of our internal controls over financial reporting.

INHERENT LIMITATIONS ON EFFECTIVENESS OF CONTROLS

The Company’s management, including the chief executive officer and chief financial officer, do not expect that our disclosure controls or our internal controls over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Internal control over financial reporting can also be circumvented by collusion or improper management override. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

OTHER MD&A REQUIREMENTS

As at December 31, 2009:	Amount	Number
Common shares	$173,023,140	55,946,835

Note:  In addition to the 55,946,835 shares outstanding, 2,380,953 shares are held in escrow to be released contingent upon the completion of certain milestones.  They will be valued and accounted for when they are released from escrow.  If the milestones are not met by the escrow deadline of May 2, 2010, the shares are returned to YM Biosciences Inc. for cancellation.

Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com ..